ProFunds

7501 Wisconsin Avenue, Suite 1000E

Bethesda, Maryland 20814

April 3, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             ProFunds (File Nos. 333-28339 and 811-08239)

Ladies and Gentlemen:

ProFunds (the “Registrant”) electronically transmitted pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 112 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) and Amendment No. 114 to the Registration Statement under the Investment Company Act of 1940, as amended (“1940 Act”) on February 18, 2020 (Accession No. 0001104659-20-022418) (the “Amendment”).

The Amendment was made to add new disclosure to update the Registrant’s Registration Statement to reflect material changes to the principal investment strategies of the following series of the Registrant: ProFunds VP Large-Cap Growth, ProFunds VP Large-Cap Value, ProFunds VP Mid-Cap Growth, ProFunds VP Mid-Cap Value, ProFunds VP Small-Cap Growth and ProFunds VP Small-Cap Value. The Amendment also adds new risk disclosure that relate to the investment strategy change. Otherwise, the disclosures contained in the Amendment are in all material respects the same as those contained in Post-Effective Amendment Nos. 107 and 109 under the 1933 and 1940 Acts to the Registration Statement as filed on April 29, 2019.  The Registrant therefore is requesting selective review of this Amendment in accordance with the guidance set forth in Investment Company Act Release No. 13768 (Feb. 15, 1984) (“IC-13768”).

We note that another post-effective amendment to the Registrant’s Registration Statement will be filed, the effectiveness of which will coincide with the anticipated effectiveness of the Amendment, and in the subsequent post-effective amendment, the Registrant will update certain financial information and make other minor modifications that are typically made in an amendment filing done pursuant to Rule 485(b) under the 1933 Act.

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6400.

Sincerely,

/s/ Richard F. Morris
Richard F. Morris
Chief Legal Officer and Secretary